REG TECHNOLOGIES, INC.

SUPPL

January 6, 2003

03003288

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Reg Technologies Inc. - File No. ~~82-846~~ 82-864

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Dear Sirs:

Please find enclosed an amended insider report for John Robertson of Reg Technologies, Inc. dated January 6, 2003.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

dlw 1/27

SEC MAIL RECEIVED PROCESSING
JAN 17 2003
WASH. D.C. 155 SECTION

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone (604) 278-5996 Fax (604) 278-3409 Toll Free (800) 665-4616

AMENDED REPORT

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 29 MM 11 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON
GIVEN NAMES: JOHN
NO.: 11871 STREET: HORSESHOE WAY APT: 1103
CITY: RICHMOND
PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5
BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT
BUSINESS FAX NUMBER: 604 - 278 - 3409
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 17 2003
WASH., D.C. 155

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	632 169								☐	632 169	1	
OPTION	750 000	PLEASE SEE ATTACHMENT							☐	750 000	1	
COMMON	540,400								☐	628,900	2	ACCESS INFO SERVICE

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the Insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

THIS AMENDED REPORT REPLACES THE REPORTS SENT TO YOUR OFFICE ON DEC. 5/02; DEC. 9/02; DEC. 12/02; + DEC. 17/02
ON NOV. 29th/02 THE TSX VENTURE EXCHANGE ACCEPTED FOR FILING AN AMENDMENT TO THE EXERCISE PRICE OF OPTION.
DEC. 3, 2002 A TRADE FOR 20,000 SHARES WAS CANCELLED. DEC 17/02 REPORT SHOWED 5,000 SHARES TRADED
ON OCT 6, 2002 THIS WAS A KEYING ERROR. TRADE ACTUALLY TOOK PLACE ON DEC. 6, 2002.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON
SIGNATURE: J Robertson
DATE OF THIS REPORT: DD 06 MM 01 YY 03

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	632,169						632,169	1	
OPTION	750,000	29-Nov-02	97			$0.10	750,000	1	
COMMON .	540,400	18-Nov-02	10	40,000		$0.06	580,400	2	ACCESS INFORMATION SERVICES
		2-Dec-02	10	25,000		$0.07	605,400	2	ACCESS INFORMATION SERVICES
		3-Dec-02	10	2,000		$0.05	607,400	2	ACCESS INFORMATION SERVICES
		3-Dec-02	10	20,000		$0.05 U.S.	627,400	2	ACCESS INFORMATION SERVICES
		3-Dec-02	38		20,000	$0.05 U.S.	607,400	2	ACCESS INFORMATION SERVICES
		3-Dec-02	10	16,500		$0.05 U.S.	623,900	2	ACCESS INFORMATION SERVICES
		6-Dec-02	10	5,000		$0.05	628,900	2	ACCESS INFORMATION SERVICES

*This amended report replaces the reports sent to your office on December 5, 2002; December 9, 2002; December 12, 2002; and December 17, 2002

*On November 29th, 2002 the TSX Venture Exchange accepted for filing an amendment to the exercise price only of this option to $0.10 per share. This option expires on October 10, 2005.

*On December 3, 2002 a trade for 20,000 shares was cancelled.

*On report dated December 17, 2002 it was reported incorrectly that 5,000 shares were traded on October 6, 2002. This trade actually took place on December 6, 2002.